Exhibit 99.7
QUALIFIED HOLDER STATUS CERTIFICATE

TO:	CIBC MELLON TRUST COMPANY (THE “SUBSCRIPTION AGENT”)
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9
Canada
Fax: 416.643.3148

AND TO:	IVANHOE MINES LTD. (THE “COMPANY”)
Unless otherwise defined herein, all capitalized terms used in this Qualified Holder Status Certificate shall have the meaning ascribed thereto in the Notice to Registered Shareholders Resident outside Canada and the United States sent by the Company to its registered shareholders resident outside of Canada and the United States on January 5, 2011 or in the Prospectus.
The undersigned hereby represents, warrants and covenants to the Company, the Dealer Managers and their affiliates, the Subscription Agent and their respective directors, officers and employees, as follows:
a.
The undersigned and each beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian are either residents of Canada or the United States, or are residents of a country other than Canada or the United States (a “Non-Prospectus Jurisdiction”);

b.
The offering, issuance, exercise and delivery of the Rights and the Common Shares issuable upon the exercise of the Rights to the undersigned or such beneficial purchasers for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian complies with all applicable laws of the Non-Prospectus Jurisdiction and all other applicable laws and will not cause the Company to become subject to or required to comply with any disclosure, prospectus or reporting requirements under the laws of the Non-Prospectus Jurisdiction or any other applicable laws;

c.
The undersigned and each such beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian are receiving the Rights and/or purchasing the Common Shares issuable upon the exercise of the Rights in accordance with the laws of the Non-Prospectus Jurisdiction (including under any available exemptions or are otherwise permitted to acquire, or the Company is permitted to issue, the Common Shares);

d.
Applicable securities laws do not require the Company or the Dealer Managers or their respective affiliates to file any documents, make any applications, seek any approvals or pay any amounts in the Non-Prospectus Jurisdiction in connection with the delivery of the Rights and the issuance of the Common Shares upon the exercise of the Rights;

e.	The Rights and the Common Shares issuable on exercise of the Rights may be subject to resale restrictions in Non-Prospectus Jurisdictions;
f.
The undersigned and each beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian are knowledgeable of, or have been independently advised as to, the applicable securities laws of the Non-Prospectus Jurisdiction which would apply to the issuance, exercise or delivery of the Rights and the Common Shares issuable on exercise of the Rights, if there are any, and have the financial ability to bear the economic risk of investment in the Common Shares;

g.
The undersigned will, if requested by the Company or the Subscription Agent, deliver to the Company and the Subscription Agent a certificate or opinion of local counsel from the Non-Prospectus Jurisdiction which will confirm the matters referred to above to the satisfaction of the Company and the Subscription Agent, acting reasonably;

h.
The undersigned and each beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian were not offered the Rights or Common Shares issuable upon exercise of the Rights; and

i.
To the extent that the undersigned is acting as securities broker or dealer, bank or trust company or other custodian on behalf of one or more beneficial purchasers, the undersigned has made all of the foregoing representations, warranties and covenants with respect to                                          Rights represented by the Rights Certificate issued in the name of the undersigned. If the number of Rights has not been indicated by the undersigned in the preceding sentence, the undersigned shall be deemed to have made all of the foregoing representations, warranties and covenants with respect to all Rights issued in the name of the undersigned.

The foregoing representations and warranties are true and accurate as of the date of this certificate and will be true and accurate as of each of the dates of the issuance of the Rights Certificates and the Common Shares issuable on exercise of the Rights (the “Issuance Dates”). If any such representations or warranties shall not be true and accurate on or prior to any Issuance Date, the undersigned shall give immediate written notice of such fact to the Company, c/o Goodmans (attn: Jonathan O’Connor), 1900-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8, Fax 604-682-7131.

Dated:	Signed:

Witness (If subscriber is an individual)	Print name of subscriber

Print name of witness	If subscriber is a corporation, Print name and title of authorized signing officer

Jurisdiction of residence of subscriber (or, if applicable, of all beneficial purchasers on whose behalf subscriber is purchasing):

Province/Territory/State

Country